SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

X        Annual Report pursuant to Section 15(d) of the Securities
Exchange Act of 1934 for the fiscal year ended December 31, 2013

OR

Transition Report pursuant to Section 15(d) of the Securities
Exchange Act of 1934 for the transition period from
     to

Commission File Number 001-35228

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EXELIS INC

1650 TYSONS BOULEVARD, SUITE 1700, MCLEAN, VA 22102

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statement of Net Assets Available for Benefits as of December 31, 2013 and 2012	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2013	3

Notes to Financial Statements as of December 31, 2013 and 2012, and for the year Ended December 31, 2013	4 - 16

SUPPLEMENTAL SCHEDULE

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013	17 - 35

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	36

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

These financial statements have been prepared from the Exelis Salaried Investment and Savings Plan’s books and records after making all necessary adjustments thereto, and they represent the final statements for the period ended December 31, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN

BY: /s/ William Bonk
William Bonk
Plan Administrator
Director Global Benefits, Human Resources

June 25, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Members of the
Exelis Salaried Investment and Savings Plan
McLean, VA
We have audited the accompanying statements of net assets available for benefits of the Exelis Salaried Investment and Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic 2013 financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
McLean, VA

June 25, 2014

EXELIS SALARIED INVESTMENTS AND SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
($ IN THOUSANDS)

	December 31,
	2013	2012

Assets:
Investments at fair value:
Cash and cash equivalents	$33,290	$12,458
Equities	480,715	377,715
Mutual funds	219,342	185,733
U.S. government securities	26,385	37,164
Corporate bonds	9,217	11,905
Guaranteed investment contracts	632,897	714,748
Common collective trusts	854,524	711,778
Brokerage account	11,974	10,707
Total investments	2,268,344	2,062,208

Receivables:
Dividends	912	926
Interest	229	306
Unsettled security sales	414	552
Notes receivable from members	19,954	21,293
Company contributions	870	629
Member contributions	2,337	1,870
Total receivables	24,716	25,576

Total assets	2,293,060	2,087,784

Liabilities:
Accrued investment management expense	987	835
Accrued administrative expense	150	170
Unsettled security purchases	86	381
Total liabilities	1,223	1,386

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	2,291,837	2,086,398

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(20,656)	(44,477)

NET ASSETS AVAILABLE FOR BENEFITS	$2,271,181	$2,041,921

See Notes to Financial Statements

EXELIS SALARIED INVESTMENTS AND SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
($ IN THOUSANDS)

	Year ended
	December 31, 2013

Investment activity:
Net appreciation in fair value of investments	$320,110
Dividends	9,871
Interest	18,795

Total investment activities		348,776

Interest earned on member loans		762

Contributions:
Members	75,582
Company match	14,122
Company base	16,224

Total contributions		105,928

Rollovers:
Asset rollovers		5,130

DEDUCTIONS:
Withdrawals and distributions	(227,252)
Investment management and administrative expenses	(5,604)

Total deductions		(232,856)

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS		227,740

Transfer from Exelis Gilfillan Savings Plan for Hourly Employees		1,520

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS		229,260

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year		2,041,921

End of year		$2,271,181

See Notes to Financial Statements

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND 2012, AND FOR THE YEAR ENDED DECEMBER 31, 2013
($ IN THOUSANDS)

1. DESCRIPTION OF THE PLAN

The following description of the Exelis Salaried Investment and Savings Plan (formerly the ITT Salaried Investment and Savings Plan) (the “Plan”) is provided for general information purposes only. Eligible employees, referred to herein as Members (“Members”), should refer to the Plan document for more complete information about the Plan.

During 2013, assets from Exelis Gilfillan Savings Plan for Hourly Employees were transferred into the Plan (See Note 10).

General—The Plan is a defined contribution plan generally covering all regular salaried U.S. employees of Exelis Inc. (the "Company"). Employees are eligible to join the Plan on the first day of employment, subject to administrative processes. An employee whose employment with the Company is on a temporary or less than full-time basis and who is not a Non-U.S. Citizen Employee shall be eligible to become a Member on the day following the date he or she completes 1,000 hours worked in a twelve-consecutive-month period of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Employee contributions—A Member may generally elect to contribute 1% to 70% of eligible pay. A Member may designate their contributions as either Before-Tax Contributions, After-Tax Contributions, or any combination of the two. A Member who is considered a Highly Compensated Employee (“HCE”) under the Plan may elect Plan contributions up to a maximum of 70% of eligible pay on Before-Tax Contributions, 12% of eligible pay on After-Tax Contributions, or any combination of the two. Member contributions are subject to the dollar limitation contained in Section 402(g) of the Internal Revenue Code (“IRC”). All salaried employees who first satisfy the eligibility requirements for participation in the Plan on or after January 1, 2012 and who have not elected a contribution rate, shall be deemed to have elected a 6% before-tax employee contribution rate, provided however, that at any time, such employee may elect to contribute at a different rate, including 0%, in accordance with the terms of the Plan.

Company contributions—Effective January 1, 2012, modifications to the Plan (“Enhanced ISP”) and the Exelis Salaried Retirement Plan (“SRP”) were adopted. All eligible U.S. employees as of September 30, 2011 had a one-time opportunity to choose participation in the Enhanced ISP or the SRP. Under Exelis’ Enhanced ISP, the company floor contribution was replaced by a new age-based base contribution, which is as follows:

•	2% of eligible pay if an employee is less than 35 years of age;

•	3% of eligible pay if an employee is at least 35 years of age but less than 45 years of age; and

•	4% of eligible pay if an employee is 45 years of age or older.

For those employees who elected the enhanced ISP alternative, Exelis continues to credit the employee’s ISP account each pay period throughout the year with the base contribution regardless of whether an employee contributes to the Enhanced ISP. In addition, an employee receives a dollar-for-dollar match (100%) of the first 1% of eligible pay contributed and 50% match on the next 5% of eligible pay contributed. An employee is vested immediately in all contributions under the Enhanced ISP. As of the effective date, contributions to the ISP increased automatically to 6% of eligible pay if an employee was contributing less than 6% as of the effective date or not contributing at all. Employees who chose the SRP do not receive any employer matching or base contributions, but may continue to contribute their own money in the Enhanced ISP. The definition of eligible pay for the Enhanced ISP has been expanded to include bonus and other pay.

All Salaried U.S. employees hired after October 1, 2011 are automatically enrolled in the ISP as soon as administratively possible at an auto enrollment rate of 6% on a before tax basis.

Any contributions (employee and/or Company) directed by Members into the Exelis Stock Fund, including future contributions to the Plan, are deposited into the Employee Stock Ownership account (“ESOP”). All dividends associated with the contributions held in the ESOP are immediately 100% vested. In addition, Members can make an election regarding the payment of their ESOP dividends. Members can elect to have their ESOP dividends either reinvested in the Exelis Stock Fund or paid to them in cash on a quarterly basis.

Investment Direction— Members may direct employee contributions and Company contributions, in any whole percentage, among any of the Plan’s investment options. In addition, Members can change their future contributions and reallocate accumulated investments in 1% increments on a daily basis, limited however to a maximum of four fund reallocations or transfers in any calendar month. A reallocation or a transfer shall be defined as a single reallocation or a single transfer, or as a series of reallocations and/or transfers taking place on a single business day.

The Plan limits the amount that may be held in the Exelis Stock Fund to 20% of a Member’s total account balance. Members who hold 20% or more of their total account balance in the Exelis Stock Fund at the end of any calendar quarter will not be permitted to designate any future contributions (employee and Company) to the Exelis Stock Fund or transfer balances into that Fund, for the following calendar quarter. Members who hold less than 20% of their total account balance in the Exelis Stock Fund may designate up to 20% of their future contributions (employee and Company) to the Exelis Stock Fund, and may transfer balances into that Fund, provided that the balance in the Exelis Stock Fund does not exceed 20% of the Member’s total account balance after the transfer.

The Plan also limits the amount that may be held in the Schwab Personal Choice Retirement Account (“PCRA”), brokerage account, to 20% of a Member’s total account balance.

Member Accounts—Each Member’s account is credited with the Member’s contributions, Company contributions, plan earnings or losses, and withdrawals, net of administrative expenses and investment management fees. Allocations of these fees and expenses are based on Member account balances, as defined in the Plan document. The benefit to which a Member is entitled is the benefit that can be provided from the Member’s vested account.

Plan accounts are valued and reconciled between the trustee and recordkeeper daily. Members can initiate transactions by using the Plan’s website or by speaking to a Plan representative at the Exelis Benefits Center (“Benefits Center”). A deferred Member is a Member who has terminated employment with the Company and has (i) elected to defer their account in the Plan, or (ii) not made any election prior to termination and, therefore, their account was automatically deferred in the Plan. A deferred Member is also the beneficiary of a deceased Member or deferred Member, or an alternate payee designated as such pursuant to a domestic relations order as qualified by the Plan.

Vesting—Members are immediately vested in their contributions as well as the Company match and base contributions plus actual earnings thereon. Deferred Members who were terminated prior to December 31, 2011 continued to be subject to the 5 year vesting rule in effect prior to January 1, 2012 in their interest in the matching Company contributions.

Forfeited Accounts—At December 31, 2013 and 2012, forfeited non-vested accounts totaled $469 and $751, respectively. During the year ended December 31, 2013, forfeitures of $469 were used to reduce Company contributions to the Plan.

Notes Receivable from Members—A Member may request a loan in any specified whole dollar amount which must be at least one thousand dollars but which may not exceed the lesser of 50% of the vested account balance or fifty thousand dollars, reduced by the Member’s highest outstanding loan balance under all plans of the Company, if any, during the prior one-year period. The interest rate charged by the Plan is based on the prime rate plus 1%, as published in the Wall Street Journal on the first business day of the month in which the loan is originated, and remains the same throughout the term of the loan. General purpose loan terms range from one to sixty months. If the loan is used in the purchase of a primary residence, the loan term can be for a period of up to one hundred-eighty months. Members may have up to two loans outstanding at the same time. Member loans at December 31, 2013 and 2012 were $19,954 and $21,293, respectively. The loans are secured by the balance in the Member’s account. The loan amount is reduced by fifty dollars to cover the Plan’s loan origination fee. As of December 31, 2013, notes receivable from members have maturities through 2029 at interest rates ranging from 4.25% to 10.50%.

A terminated Member may continue to make periodic repayment on their loans after separation by contacting the Benefits Center. However, no new loans can be requested after termination of employment.

Payment of Benefits—On termination of employment (including death, disability, or retirement), a Member or their surviving spouse beneficiary may elect to receive a lump-sum amount equal to the value of the Member’s vested interest in their account paid in cash or as a rollover to another qualified plan or an Individual Retirement Account (“IRA”), or periodic payments under one of two alternative installment options, as defined in the Plan document. In any case, a Member or their surviving spouse beneficiary whose vested account balance is more than five thousand dollars may elect to keep their account balance in the Plan until the year in which the Member reaches/would have reached age 70½. During the calendar year in which the Member attains age 70½, distribution from the Plan will commence in accordance with Section 401(a)(9) of the IRC. Upon the death of a Member, with a non-spouse beneficiary, the distribution must be made within five years from the Member’s date of death in the form of a lump sum payment or annual fixed period installments, provided that the number of installments does not extend beyond five years from the date of the Member’s death. A non-spouse beneficiary who elects payment in the form of a lump sum, may elect that the payment be made as a rollover to a “special” IRA in accordance with the provisions of Section 402(c)(11) of the IRC.

Direct Rollover of Certain Distributions – If a Member leaves the Company for any reason, the Member is entitled to receive a distribution of the total vested value of their account. The distribution can be in the form of a rollover as follows:

(1)	Elective Rollover – A Member may elect a rollover distribution paid directly to not more than two eligible retirement plans as specified by the Member.

(2)	Mandatory Rollover –

(A)
If a Member’s account balance is greater than one thousand dollars but less than five thousand and one dollars and the Member fails to make an affirmative election to either receive the lump sum payment or have it directly rolled over to another qualified plan or an IRA within the election period, the account balance will be automatically rolled over to an IRA established in the Member’s name.

(B) If a Member’s account balance is one thousand dollars or less and the Member fails to make an affirmative election to either receive the lump sum payment or have it directly rolled over to another qualified plan or an IRA within the election period, the account balance will be automatically paid out to the Member.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including common stock, mutual funds, common collective trusts, corporate bonds and guaranteed investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are measured at fair value except for its benefit-responsive investment contracts which are stated at fair value and then adjusted to contract value (Note 7). Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). A more detailed description of the individual types of investments can be found in Note 3.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the registered investment companies are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Expenses—The Plan pays for the administrative expenses of the Plan up to 0.25% of the market value of trust assets. In 2013, the Plan accrued .08% of trust assets. These expenses are limited to services provided by third party vendors. The Company pays Plan administrative expenses which are not paid by the Plan. In addition to the administrative expense charge, an investment management fee is charged to each investment fund except for the Exelis Stock Fund and the Schwab Personal Choice Retirement Account. In 2013 these investment management fees totaled $2,975 and are reflected as a component of Investment Management and Administrative expense on the Statement of Changes in Net Assets Available For Benefits.

Payment of Benefits—Benefit payments to Members are recorded upon distribution. Account balance for Members who have submitted requests to withdraw from the Plan but have not yet been paid were $232 and $782 at December 31, 2013 and 2012, respectively.

Notes Receivable from Members –Notes receivable from members are recorded at their unpaid principal balance plus any accrued but unpaid interest. In the event that a Member fails to make repayment of amounts due for three consecutive months, the loan is considered to be in default. In the event default is declared, the outstanding loan balance and any accrued interest may be treated as a withdrawal prior to Termination of Employment subject to the withdrawal provisions outlined in the Plan document.

New Accounting Standards — There were no new accounting standards adopted in 2013.

3.FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
Asset Valuation Techniques - Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

•	Cash equivalents and mutual funds –Fair value is measured at net asset value (”NAV”). Investments in cash equivalents and mutual funds are classified in Level 1 of the fair value hierarchy.

•
Equities – Common and preferred stock is valued at the closing price reported on the major market on which the individual securities are traded at the measurement date. Exelis Stock Fund invests primarily in Exelis Inc. common stock, which is traded on the New York Stock Exchange (“NYSE”) under the ticker symbol (“XLS”) and is valued at its NAV. The NAV of the Exelis Stock Fund is computed based on the closing price of Exelis common stock reported by the NYSE at the measurement date, plus the NAV of the short-term money market included in the Exelis Stock Fund, divided by the number of units outstanding. The money market portion of the Exelis Stock Fund provides liquidity, which enables the Plan Members to transfer money daily among all investment choices. As all equity securities held by the Plan are publicly traded in active markets, the securities are classified within Level 1 of the fair value hierarchy.

•
U.S. government securities and corporate bonds - U.S. government securities are generally valued using matrix pricing or fair value is estimated using quoted prices of securities with similar characteristics. Corporate bonds are generally valued by using pricing models (e.g., discounted cash flows), quoted prices of securities with similar characteristics or broker quotes. Investments in fixed income securities are classified in Level 2 of the fair value hierarchy.

•
Guaranteed investment contracts - The Stable Value Fund includes traditional and synthetic guaranteed investment contracts (“GICs”). For a traditional GIC, the issuer of the GIC takes a deposit from the Plan and purchases investments that are held in the issuer’s general accounts. In return, the issuer of the GIC agrees to repay the principal plus a specified interest amount, provided the terms and conditions of the GIC have been satisfied. The fair value of a traditional GIC is generally estimated by discounting the related cash flows based on current market yields of similar instruments with comparable durations. In a synthetic GIC structure, there are two components, an underlying portfolio of investments and a wrapper contract. The underlying investments remain owned by the Plan and are measured at fair value based on the nature of the individual security. The fair value of a wrapper contract is estimated using a discounted replacement cost approach which incorporates the difference between current market fee for a similar wrapper contract (See Note 7) and the wrap fee currently charged. Traditional GICs are classified in Level 2 of the fair value hierarchy. Investments held underlying a synthetic GIC are classified in the fair value hierarchy based on the nature of the underlying security, which is Level 2, and the wrapper contracts are classified in Level 2.

•
Common collective trust (“CCTs”) - Common Collective Trusts are arrangements in which the funds of individual trusts are pooled to avail themselves of professional investment management and achieve greater diversification of investment, stability of income or other investment objectives. CCTs invest in debt and equity securities, the mix of which varies by fund, and report NAV as of the measurement date. Fair value is estimated based on the NAV practical expedient described below. CCTs are classified in Level 2 of the fair value hierarchy.

•
Brokerage Account - Investments (i.e. equities and mutual funds, including money market mutual funds) held in the PCRA Brokerage account are valued at the closing price reported on the major market on which the individual securities are traded at the measurement date. These securities are classified in Level 1 of the fair value hierarchy.

In certain instances, fair value is estimated using quoted market prices obtained from an external pricing service. In obtaining such data from the pricing service, the Plan has evaluated the methodologies used to develop the estimate of fair value in order to assess whether such valuations are representative of fair value, including NAV. Additionally, in certain circumstances, the Plan may adjust NAV reported by an asset manager when sufficient evidence indicates NAV is not representative of fair value.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2013 and 2012.

Fair Value Measurement at December 31, 2013
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$33,290			$33,290

Equities:
Exelis Inc. stock	116,369			116,369
Domestic equities	335,421			335,421
International equities	28,925			28,925
Total equities	480,715			480,715

Mutual funds:
American New Perspective Fund	102,470			102,470
Dodge and Cox International	22,404			22,404
Eaton Vance Large-Cap Value Fund	69,453			69,453
JP Morgan US Large Cap Core Plus	23,105			23,105
iShares Russell 2000 Value Index	1,910			1,910
Total mutual funds	219,342			219,342

U.S. government securities		$26,385		26,385
Corporate bonds		9,217		9,217
Guaranteed investment contracts	16,781	616,116		632,897
Common collective trusts (1)		854,524		854,524
Brokerage (2)	11,974			11,974
Total	$762,102	$1,506,242	$—	$2,268,344

(1) See Page 11 for break out of Common Collective Trusts
(2) Includes $1,980 cash and cash equivalents; $2,552 mutual funds and $7,442 in equities.

Fair Value Measurement at December 31, 2012
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$12,458			$12,458

Equities:
Exelis Inc. stock	77,777			77,777
Domestic equities	278,860			278,860
International equities	21,078			21,078
Total equities	377,715			377,715

Mutual funds:
American New Perspective Fund	92,638			92,638
Dodge and Cox International	16,142			16,142
Eaton Vance Large-Cap Value Fund	60,128			60,128
JP Morgan US Large Cap Core Plus	15,943			15,943
iShares Russell 2000 Value Index	882			882
Total mutual funds	185,733			185,733

U.S. government securities		$37,164		37,164
Corporate bonds		11,905		11,905
Guaranteed investment contracts	3,711	711,037		714,748
Common collective trusts (1)		711,778		711,778
Brokerage (2)	10,707			10,707
Participant directed investments	$590,324	$1,471,884	$—	$2,062,208

(1) See Page 11 for break out of Common Collective Trusts
(2) Includes $1,867 cash and cash equivalents; $2,503 mutual funds and $6,337 in equities.

Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits.

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

Guaranteed Investment Contracts
Balance - January 1, 2012	$483
Transfer in (out)	(483)
Balance - December 31, 2012	$—

There are no unfunded commitments related to the CCTs and investments in CCTs can be redeemed on a daily basis. The following table sets forth a summary of the Plan’s investments in CCTs reported at fair value using net asset value per share at December 31, 2013 and 2012:

		2013	2012
(a)	JPMCB Smartretirement Income Fund	$57,663	$62,713
(b)	JPMCB Target Retirement Date Funds	352,469	308,344
(c)	JPMCB Smartindex Fund	126,950	105,690
(d)	INTECH Institutional Large Cap Growth Fund	43,342	37,040
(e)	JPMCB Core Bond Fund	47,826	84,709
(f)	BlackRock Equity Index NL Fund F	52,894	11,200
(g)	BlackRock US TIPS NL Fund F	8,082	10,114
(h)	BlackRock US Debt Index NL Fund F	57,228	41,205
(i)	BlackRock ACWI EX-US NL Fund F	77,785	42,200
(j)	BlackRock Russell 2000 Index NL Fund F	30,285	8,563
	Total Common Collective Trusts	$854,524	$711,778

(k)	Pyramid Short Managed Maturing Fund	$138,240	$92,597
(k)	Pyramid Intermediate Managed Maturing Fund	99,496	87,820
(k)	Pyramid Intermediate Fixed Income Fund	233,840	371,084

(a)
The fund is designed to provide exposure to a variety of asset classes through investments in underlying funds with a emphasis on fixed income funds over equity funds and other funds. The fund seeks current income and some capital appreciation. The Company must provide 60 days advance notice to terminate the fund.

(b)
Target retirement date funds seek total return with a shift to investments focused on generating current income from assets targeting capital appreciation over time as the fund approaches and passes the target retirement date. These funds generally reach their most conservative target allocations close to the target retirement date. The Company must provide 60 days advance notice to terminate the fund.

(c)
Seeks to provide a modestly better than index-like return with low tracking error from a widely diversified portfolio of selected stocks issued primarily by large and medium-sized U.S. companies. The Company must provide 60 days advance notice to terminate the fund.

(d)
The fund employs mathematical and statistical techniques to develop portfolios, which, over time, have the potential to outperform their benchmarks, with low volatility. Subject to SEI Trust Company’s discretion, the Company is required to submit written notification of a sponsor-directed full or partial redemption 30 days in advance of the desired withdrawal date.

(e)
The fund seeks to provide consistent excess returns over broad market indices with risk similar to its benchmark, Barclays Capital U.S. Aggregate Index, over a three-to-five year horizon. The Company must provide 60 days advance notice to terminate the fund.

(f)
The fund seeks to match the performance of the S&P 500® Index by investing in stocks that make up the index. The S&P 500® Index, considered a large-capitalization benchmark, is comprised of a sample of leading US companies in leading industries, and accounts for more than 75% of the market value of all publicly traded stocks in the US. The Company must provide 30 days advance notice to terminate the fund.

(g)
The fund seeks to match the performance of the Barclays US TIPS Index by investing in some or all of the bonds that make up the index. Unlike conventional bonds the principal and interest payments from TIPS are regularly adjusted to reflect changes in inflation, as measured by the Consumer Price Index for Urban Consumers. The Company must provide 30 days advance notice to terminate the fund.

(h)
The fund seeks to match the performance of the Barclays Aggregate Bond Index by investing in a diversified sample of the bonds that make up the index. The index is the broadest measure of the US investment-grade bond market and is comprised of US Treasury and federal agency bonds, corporate bonds, residential commercial mortgage-backed securities asset-backed securities. The Company must provide 30 days advance notice to terminate the fund.

(i)
The fund seeks to match the performance of the MSCI ACWI ex-US Index by investing in stocks that make up the index. The Morgan Stanley Capital International (MSCI) ACWI ex-US Index is comprised of foreign stocks representing in 22 developed markets and 22 emerging markets. The Index represents approximately 60% of the world’s total market capitalization. The Company must provide 30 days advance notice to terminate the fund.

(j)
The fund seeks to match the performance of the Russell 2000® Index by investing in a diversified sample of the stocks that make up the index. The Index is comprised of the 2,000 smallest companies in the Russell 3000® Index and represents approximately 8% of the total market capitalization of the Russell 3000® Index. The Company must provide 30 days advance notice to terminate the fund.

(k)
These funds are part of the Stable Value Fund. The Stable Value Fund seeks to preserve principal value and provide a relatively stable rate of return comparable to intermediate fixed-income yields over two to five years. Participating trusts can redeem daily upon written notice to the Trustee of the funds. However, the Trustee, in its absolute discretion, may delay payment in a manner to avoid an adverse impact on the Fund. The Company must provide 30 to 365 days depending on the market value of the fund at the time of termination.

4. INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets available for benefits:

	December 31,
	2013	2012
Pyramid Intermediate Fixed Income Fund*	$233,840	$371,084

Exelis Stock Fund 6,105,410 shares at fair value	$116,369	**

JPMCB Smart Index Fund, 2,826,769 and 3,134,327 shares,	$126,950	$105,690
respectively, at fair value

Pyramid Short Managed Maturing Fund*	$138,240	**

*    These investment contracts are part of the Stable Value fund investment option

**	These investments did not represent 5% or more of the Plan net assets available for benefits in the respective years.

During the year ended December 31, 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) increased in value by $ 320,110, as follows:

Equities:
Exelis Inc. stock	$49,100
Domestic equities	93,189
International equities	6,486
Total equities	148,775

Mutual funds:
American New Perspective Fund	22,109
Eaton Vance Large-Cap Value Fund	15,911
JP Morgan US Large Cap Core Plus	5,864
iShares Russell 2000 Value Index	340
Dodge & Cox International Fund	3,912
Total mutual funds	48,136

U.S. government securities	(1,398)
Corporate bonds	(601)
Common collective trusts	123,132
Brokerage	1,981
Other	85
Net increase in fair value of investments	$320,110

5. PLAN TRUSTEE

Fees paid by the Plan for trustee services provided by Wells Fargo Bank, NA amounted to $466 for the year ended December 31, 2013.

6. FEDERAL INCOME TAX STATUS

The IRS determined and informed ITT Corporation by letter dated December 16, 2013 that the Plan and related trust are designed in accordance with applicable sections of the IRC.  Subsequent amendments were made and the Plan was restated as of January 1, 2014. The Plan administrator believes such changes will not affect the qualification of the Plan under the IRC and it requested a determination letter for the Plan on
January 31, 2014 during the Company's current IRS filing cycle C. The Plan administrator believes that the
Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and the related trust continue to be tax-exempt. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is not subject to income tax examinations for years prior to 2011 because of the Spin-off. The Company became the Plan’s sponsor effective October 31, 2011. ITT Corporation, the prior sponsor of the plan, may be subject to income tax examinations for years prior to 2011. The Company and ITT entered into a Tax Matters Agreement, which generally provides that ITT shall indemnify Exelis for consolidated income taxes relating to any pre Spin-off period up to a certain amount.

7. INVESTMENT CONTRACTS WITH INSURANCE AND OTHER FINANCIAL INSTITUTIONS

The Plan provides a separately managed stable value investment option to Members that includes synthetic GICs that simulate the performance of a GIC through an issuer’s guarantee of a specific interest rate (the wrapper contract) and a portfolio of financial instruments that are owned by the Plan. The synthetic GIC includes underlying assets which are held by the trust and owned by the Plan and utilizes benefit-responsive wrapper contracts issued by Prudential Insurance Company of America, Bank of Tokyo-Mitsubishi and Monumental Life Insurance Co. The contracts provide that the Members typically execute plan transactions at contract value, although some exceptions apply. Contract value represents contributions made to the fund, plus earnings, less Member withdrawals. The wrapper contract provides that realized and unrealized gains and losses on the underlying fixed income portfolio are not normally reflected immediately in the net assets of the fund, but rather are amortized over the duration of the underlying assets through adjustments to the future interest crediting rate. Primary variables impacting future crediting rates of the Fund include the current yield, duration, and existing difference between contract value of the wrapper and the market value of the assets associated with the wrap contract.

Certain events outside the normal operation of the Plan may limit the ability of the Member or Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value, which may result in a loss to Members invested in the Fund. These events include, but are not limited to: (i) changes or amendments to the Plan’s operation or administration, investment options or strategy, investment managers, or rules governing the plan’s contributions, transfers, or withdrawals, (ii) changes in the tax code or law or regulations, (iii) an employer’s bankruptcy, layoffs, plant closings, corporate spin-offs, mergers, divestitures or other workforce restructurings, (iv) certain communications from the plan sponsor, (v) the addition of an advice provider, automatic rebalancing program, or managed account program. Plan management believes that the occurrence of events that may limit the ability of the Members or Plan to transact at less than contract value is not probable.

The following investments are the underlying categories in the guaranteed investment contracts as of December 31, 2013 and 2012:

	2013	2012

Cash and cash equivalents	$16,781	$3,711
U.S. government securities	83,852	90,261
Corporate bonds	37,832	45,818
Investment contracts	167	1,897
Common collective trusts	471,575	551,501
Other	22,690	21,560
Total	$632,897	$714,748

The interest rates are reset quarterly based on current yield and duration of the associated fixed income investments and the difference between the contract value of the wrapper and the market value of assets associated with the wrap contract. The benefit-responsive contracts contain a provision that prevents the credited rate from resetting below zero.

Average yields:                              2013 2012
Based on year-end average yield of investment (1)      1.79% 1.41%
Based on average yield credited to Members (2) 2.39% 2.89%

(1)	Computed by the market value of the fund’s holdings times their respective yields, divided by the sum of the holdings as of the stated reporting date.

(2)	Computed by the sum of the book value holdings times the crediting rate for the fund divided by the market value of the fund.

The Statements of Net Assets Available for Benefits present investment contracts at fair value, as well as providing an additional line item showing an adjustment from fair value to contract value for fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

8. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2013 and 2012, the Plan held 6,105,410 and 6,901,204 shares outstanding of the Company with a cost basis of $37,133 and $41,978, respectively. During the year ended December 31, 2013, the Plan recorded related dividend income of $2,657 and net appreciation of $49,100 related to these investments.

Certain administrative functions are performed by the officers and employees of the Company (who may also be Members in the Plan) at no cost to the Plan.

At December 31, 2013 and 2012, the Plan maintained Wells Fargo Bank, NA short-term investments of $39,060 and $22,717, respectively. In addition, at December 31, 2013 and 2012, the Plan held 77,243 and 79,023 shares outstanding of Wells Fargo common stock, with cost basis of $2,242 and $2,148, respectively. During the year ended December 31, 2013, the Plan recorded related dividend income of $83 and net appreciation of $1,264.

Fees paid by the Plan for the investment management fees were $2,975 for the year-ended December 31, 2013.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from the IRC and ERISA’s rules on prohibited transactions.

9. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Members will become 100% vested in their accounts.

10. ASSET TRANSFERS/ROLLOVERS

Assets of $1,520 from Exelis Gilfillan Savings Plan for Hourly Employees were transferred into the Plan in 2013. Assets of $5,130 were rolled over into the Plan from various Members.

11. SUBSEQUENT EVENTS

Subsequent events have been evaluated in connection with the issuance of the financial statements.
Effective January 1, 2014, any Employee who works less than full-time and is not classified as a temporary Employee shall be eligible to participate in the Plan regardless of Hours of Service completed. Effective January 1, 2014, any temporary Employees shall not be eligible to participate in the Plan. Effective February 26, 2014, the Plan replaced the Stable Value Fund manager from Deutsche Bank to Invesco Advisors, Inc.

12. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2013 and 2012, and the increase (decrease) in net assets per the financial statements to the net income per the Form 5500 for the year ended December 31, 2013, is as follows:

	As of December 31,
	2013	2012

Net assets available for benefits per the financial statements	$2,271,181	$2,041,921
Amounts allocated to withdrawing Members	(232)	(782)
Adjustment from fair value to contract value for fully benefit
responsive investment contracts	20,656	44,477
Net assets available for benefits per the Form 5500	$2,291,605	$2,085,616

		Year Ended
		December 31, 2013
Increase in net assets per financial statements		$229,260
Adjustment from fair value to contract value for fully benefit
responsive investment contracts		(23,821)
Add: Amounts allocated to withdrawing Members at December 31, 2012		782
Less: Amounts allocated to withdrawing Members at December 31, 2013		(232)
Net gain per Form 5500		$205,989

The following is a reconciliation of withdrawals and distributions to Members according to the financial statements to the Form 5500:
		Year Ended
		December 31, 2013

Withdrawals and distributions per the financial statements		$227,252
Add: Amounts allocated to withdrawing Members at December 31, 2013		232
Less: Amounts allocated to withdrawing Members at December 31, 2012		(782)
Less: Amounts deemed distributed for tax purposes in 2013		(2,135)
Withdrawals and distributions per the Form 5500		$224,567

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	CASH		**	151
	JPMCM LIQUIDITY FUND	Money Market	**	1,043,312
	US TREASURY BILL 2/13/14	US Government Security, Maturity - 2/13/2014	**	2,084,288
	US TREASURY BILL 4/10/14	US Government Security, Maturity - 4/10/2014	**	3,248,940
*	WF ADV GOVT MM FD-INSTL #	Money Market	**	12,146,214
*	WF SHORT TERM INVESTMENT	Investment Fund	**	26,913,802
	U S TREASURY BONDS 8.875%	US Government Security, Par - 2,608,000 Maturity 2/15/2019, Interest 8.875%	**	3,525,690
	US TREASURY NOTE 0.250%	US Government Security, Par - 2,155,000 Maturity 1/15/2015, Interest 0.25%	**	2,156,767
	US TREASURY NOTE 0.375%	US Government Security, Par - 4,490,000 Maturity 3/15/2016, Interest 0.375%	**	4,482,987
	US TREASURY NOTE 0.500%	US Government Security, Par - 5,565,000 Maturity 7/31/2017, Interest 0.50%	**	5,448,046
	US TREASURY NOTE 0.750%	US Government Security, Par - 3,130,000 Maturity 3/31/2018, Interest 0.75%	**	3,040,989
	US TREASURY NOTE 1.500%	US Government Security, Par - 658,000 Maturity 8/31/2018, Interest 1.50%	**	654,659
	US TREASURY NOTE 1.625%	US Government Security, Par - 4,500,000 Maturity 8/15/2022, Interest 1.625%	**	4,088,322
	US TREASURY NOTE 2.000%	US Government Security, Par - 3,130,000 Maturity 11/15/2021, Interest 2.0%	**	2,987,438
	AMGEN INC 3.875%	Corporate Bond, Par - 2,445,000, Maturity 11/15/2021, Interest 3.875%	**	2,511,480
	COMCAST CORP 6.300%	Corporate Bond, Par - 1,918,000, Maturity 11/15/2017, Interest 6.3%	**	2,233,772
	EOG RESOURCES INC 5.875%	Corporate Bond, Par - 1,898,000, Maturity 9/15/2017, Interest 5.875%	**	2,170,944
	TIME WARNER INC 5.875%	Corporate Bond, Par - 2,039,000, Maturity 11/15/2016, Interest 5.875%	**	2,300,345
	UNITED TECH CORP 7.500%	Preferred Stock	**	568,411
	3M CO	Common Stock	**	852,720
	ABBOTT LABS	Common Stock	**	514,772
	ABBVIE INC	Common Stock	**	968,007
	ACCENTURE PLC	American Depository Receipt	**	435,766
	ACCOR SA - ADR	American Depository Receipt	**	1,189,189
	ACI WORLDWIDE INC	Common Stock	**	1,399,125
	ACTAVIS PLC	American Depository Receipt	**	897,456
	ACTIVISION BLIZZARD INC	Common Stock	**	1,130,796
	ADTRAN INC	Common Stock	**	2,112,182
	ADVENT SOFTWARE INC	Common Stock	**	433,876
	AES CORP	Common Stock	**	560,086
	AETNA INC-NEW	Common Stock	**	445,835
	AGILENT TECHNOLOGIES INC	Common Stock	**	2,077,026
	AIR PRODS & CHEMS INC	Common Stock	**	212,382
	AIRGAS INC	Common Stock	**	234,885
	AKAMAI TECHNOLOGIES	Common Stock	**	382,158
	AKORN INC	Common Stock	**	742,299
	ALEXION PHARMACEUTICALS INC	Common Stock	**	292,732
	ALIGN TECHNOLOGY INC	Common Stock	**	2,614,612

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	ALLERGAN INC	Common Stock	**	1,487,806
	ALLETE INC	Common Stock	**	302,921
	ALLSCRIPTS HEALTHCARE SOLUTIONS INC	Common Stock	**	979,066
	ALLSTATE CORP	Common Stock	**	856,278
	ALON USA ENERGY INC	Common Stock	**	317,915
	ALTERA CORP	Common Stock	**	1,387,762
	ALTRIA GROUP INC	Common Stock	**	134,365
	AMAZON COM INC	Common Stock	**	2,392,740
	AMERICAN ELECTRIC POWER INC	Common Stock	**	588,924
	AMERICAN EXPRESS CO	Common Stock	**	1,306,512
	AMERICAN FINL GROUP INC	Common Stock	**	541,933
	AMERICAN TOWER CORP	Common Stock	**	454,974
	AMERIPRISE FINL INC	Common Stock	**	379,665
	AMGEN INC	Common Stock	**	449,790
	ANADARKO PETROLEUM CORP	Common Stock	**	515,580
	APACHE CORP	Common Stock	**	661,738
	APOLLO EDUCATION GROUP INC	Common Stock	**	365,651
	APPLE INC	Common Stock	**	8,157,417
	APPLIED MATERIALS INC	Common Stock	**	505,934
	ARCHER DANIELS MIDLAND CO	Common Stock	**	338,520
	ARUBA NETWORKS INC	Common Stock	**	890,077
	ASCENT CAPITAL GROUP INC	Common Stock	**	676,181
	AT & T INC	Common Stock	**	1,141,645
	ATHENAHEALTH INC	Common Stock	**	1,452,600
	ATMEL CORP	Common Stock	**	108,837
	AUTODESK INC	Common Stock	**	684,488
	AUTOMATIC DATA PROCESSING	Common Stock	**	451,728
	AUTOZONE INC	Common Stock	**	286,764
	AVAGO TECHNOLOGIES LTD	American Depository Receipt	**	280,317
	AVALONBAY CMNTYS INC	Common Stock	**	354,690
	AVON PRODS INC	Common Stock	**	356,971
	BAKER HUGHES INC	Common Stock	**	267,569
	BALL CORP	Common Stock	**	175,644
	BANK OF AMERICA CORP	Common Stock	**	1,369,802
	BANNER CORP	Common Stock	**	1,158,642
	BARNES GROUP INC	Common Stock	**	364,750
	BASIC ENERGY SVCS INC NEW	Common Stock	**	373,371
	BECTON DICKINSON & CO	Common Stock	**	519,303
	BELDEN INC	Common Stock	**	801,862
	BERKSHIRE HATHAWAY INC.	Common Stock	**	533,520
	BIOGEN IDEC INC	Common Stock	**	2,235,482
	BLACKROCK INC	Common Stock	**	316,470
	BLUCORA INC	Common Stock	**	621,050
	BOEING CO	Common Stock	**	3,761,801
	BOSTON BEER COMPANY INC	Common Stock	**	253,880
	BOSTON PROPERTIES INC	Common Stock	**	180,666

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	BOSTON SCIENTIFIC CORP CO	Common Stock	**	548,112
	BRINKS CO	Common Stock	**	1,335,796
	BRISTOL MYERS SQUIBB CO	Common Stock	**	441,145
	BROADCOM CORPORATION	Common Stock	**	545,560
	BROADSOFT INC	Common Stock	**	518,777
	BROCADE COMMUNICATIONS SYSTEMS	Common Stock	**	1,496,404
	BUNGE LIMITED	American Depository Receipt	**	788,667
	CABOT OIL & GAS CORP CL A	Common Stock	**	166,668
	CADENCE DESIGN SYSTEMS INC	Common Stock	**	1,555,912
	CALPINE CORP/NEW	Common Stock	**	1,663,988
	CAMERON INTL CORP	Common Stock	**	2,175,702
	CANADIAN PAC RY LTD	American Depository Receipt	**	711,809
	CARBO CERAMICS INC	Common Stock	**	1,410,013
	CARMAX INC	Common Stock	**	540,730
	CARNIVAL CORP	American Depository Receipt	**	1,542,166
	CATERPILLAR INC	Common Stock	**	381,402
	CELANESE CORP	Common Stock	**	293,143
	CELGENE CORP	Common Stock	**	366,643
	CENTERPOINT ENERGY INC	Common Stock	**	252,662
	CHART INDUSTRIES INC	Common Stock	**	1,395,388
	CHECK POINT SOFTWARE TECH	American Depository Receipt	**	238,724
	CHESAPEAKE LODGING TRUST	Common Stock	**	479,928
	CHEVRON CORP	Common Stock	**	1,296,566
	CHIPOTLE MEXICAN GRILL INC	Common Stock	**	372,946
	CIMAREX ENERGY CO	Common Stock	**	167,856
	CISCO SYSTEMS INC	Common Stock	**	736,136
	CITIGROUP INC.	Common Stock	**	1,545,061
	CITRIX SYS INC	Common Stock	**	366,850
	CME GROUP INC	Common Stock	**	619,834
	CMS ENERGY CORP	Common Stock	**	200,775
	CNA FINL CORP	Common Stock	**	98,647
	COACH INC	Common Stock	**	291,876
	COBALT INTERNATIONAL ENERGY	Common Stock	**	588,910
	COCA COLA CO	Common Stock	**	1,120,327
	COCA-COLA ENTERPRISES	Common Stock	**	123,564
	COGNIZANT TECH SOLUTIONS	Common Stock	**	353,430
	COLGATE PALMOLIVE CO	Common Stock	**	136,941
	COLUMBIA BANKING SYSTEM INC	Common Stock	**	1,021,749
	COMCAST CORP CLASS A	Common Stock	**	1,892,357
	COMCAST CORP-SPECIAL CL A	Common Stock	**	1,264,159
	CONCHO RESOURCES INC	Common Stock	**	151,200
	CONOCOPHILLIPS	Common Stock	**	289,665
	CONSOL ENERGY INC	Common Stock	**	2,150,896
	CONSTELLIUM NV-CLASS A	American Depository Receipt	**	1,705,831
	CORNERSTONE ONDEMAND INC	Common Stock	**	1,029,995
	CORPORATE EXECUTIVE BOARD	Common Stock	**	1,893,163

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	COSTAR GROUP, INC	Common Stock	**	1,693,521
	COSTCO WHOLESALE CORP	Common Stock	**	523,644
	COVIDIEN PLC	American Depository Receipt	**	290,447
	CREE, INC	Common Stock	**	422,723
	CROWN CASTLE INTL CORP	Common Stock	**	969,276
	CUMMINS INC.	Common Stock	**	733,044
	CVS/CAREMARK CORPORATION	Common Stock	**	1,800,486
	DANAHER CORP	Common Stock	**	989,704
	DEALERTRACK TECHNOLOGY	Common Stock	**	1,928,008
	DECKERS OUTDOOR CORP	Common Stock	**	1,471,715
	DELEK US HLDGS INC	Common Stock	**	403,354
	DELPHI AUTOMOTIVE PLC	American Depository Receipt	**	402,871
	DELTA AIR LINES INC	Common Stock	**	2,117,168
	DENTSPLY INTL INC	Common Stock	**	247,248
	DIAMOND FOODS INC	Common Stock	**	616,155
	DICE HOLDINGS INC	Common Stock	**	136,017
	DIEBOLD INC	Common Stock	**	1,335,420
	DISCOVER FINANCIAL SERVICES	Common Stock	**	1,458,784
	DISCOVERY COMMUNICATIONS INC	Common Stock	**	427,686
	DOLLAR TREE INC	Common Stock	**	366,730
	DOVER CORP	Common Stock	**	789,214
	DOW CHEMICAL CO	Common Stock	**	192,696
	DR PEPPER SNAPPLE GROUP INC	Common Stock	**	126,672
	DTS INC	Common Stock	**	320,133
	E*TRADE GROUP	Common Stock	**	139,444
	EATON CORP PLC	American Depository Receipt	**	144,628
	EBAY INC	Common Stock	**	461,076
	ECOLAB INC	Common Stock	**	813,306
	ELI LILLY & CO	Common Stock	**	377,400
	EMERALD OIL INC	Common Stock	**	243,151
	EMPLOYERS HOLDINGS INC	Common Stock	**	912,090
	ENERGIZER HOLDINGS INC	Common Stock	**	270,600
	ENERSYS	Common Stock	**	380,939
	ENTERGY CORP NEW	Common Stock	**	411,255
	ENVESTNET INC	Common Stock	**	226,688
	EOG RESOURCES, INC	Common Stock	**	1,520,630
	EQT CORPORATION	Common Stock	**	278,318
	EQUINIX INC	Common Stock	**	301,665
	ESTEE LAUDER COMPANIES INC	Common Stock	**	692,266
	EURONET WORLDWIDE INC.	Common Stock	**	511,469
	EVERCORE PARTNERS INC	Common Stock	**	986,549
	EXELON CORPORATION	Common Stock	**	90,387
	EXPEDITORS INTL WASH INC	Common Stock	**	75,225
	EXPRESS SCRIPTS HOLDING COMPANY	Common Stock	**	2,234,194
	EXXON MOBIL CORPORATION	Common Stock	**	3,080,528
	FACEBOOK INC	Common Stock	**	1,252,097
	FASTENAL CO	Common Stock	**	194,791

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	FEDEX CORPORATION	Common Stock	**	2,240,512
	FIDELITY NATIONAL FINANCIAL	Common Stock	**	191,455
	FIDELITY NATL INFORMATION	Common Stock	**	284,504
	FINANCIAL ENGINES INC	Common Stock	**	1,782,162
	FIRST FINANCIAL HOLDINGS	Common Stock	**	835,233
	FIRST MERCHANTS CORP	Common Stock	**	552,636
	FIRSTENERGY CORP	Common Stock	**	173,772
	FIRSTMERIT CORPORATION	Common Stock	**	424,949
	FIRSTSERVICE CORP	American Depository Receipt	**	776,692
	FLEETCOR TECHNOLOGIES INC	Common Stock	**	531,014
	FLOWSERVE CORP	Common Stock	**	441,448
	FORTINET INC	Common Stock	**	925,586
	FOSSIL GROUP INC	Common Stock	**	71,964
	FREEPORT-MCMORAN COPPER & GOLD INC	Common Stock	**	343,434
	FRESH MARKET INC/THE	Common Stock	**	1,205,887
	FURMANITE CORP	Common Stock	**	169,676
	GAMESTOP CORP NEW	Common Stock	**	1,173,915
	GENERAL ELECTRIC CO	Common Stock	**	1,502,128
	GENERAL GROWTH PROPERTIES INC	Common Stock	**	78,273
	GENERAL MILLS INC	Common Stock	**	554,001
	GENERAL MOTORS CO	Common Stock	**	1,622,539
	GENESEE & WYOMING INC-CL A	Common Stock	**	429,824
	GENTEX CORP	Common Stock	**	1,110,938
	GILEAD SCIENCES INC	Common Stock	**	2,858,405
	GOLDMAN SACHS GROUP INC	Common Stock	**	1,336,363
	GOOGLE INC	Common Stock	**	5,694,328
	GRAINGER W W INC	Common Stock	**	102,168
	GREEN MOUNTAIN COFFEE INC	Common Stock	**	75,580
	HAEMONETICS CORP MASS	Common Stock	**	703,571
	HALLIBURTON CO	Common Stock	**	837,375
	HANGER INC	Common Stock	**	455,400
	HARLEY DAVIDSON INC	Common Stock	**	297,732
	HARMAN INTL INDS INC NEW	Common Stock	**	395,336
	HASBRO INC	Common Stock	**	121,022
	HCA HOLDINGS INC	Common Stock	**	152,672
	HEALTHCARE SVCS GROUP INC	Common Stock	**	314,907
	HEARTLAND FINL USA INC	Common Stock	**	363,762
	HEARTLAND PMT SYS INC	Common Stock	**	499,048
	HELEN OF TROY LIMITED	American Depository Receipt	**	453,215
	HERTZ GLOBAL HOLDINGS INC	Common Stock	**	600,047
	HESS CORP	Common Stock	**	356,900
	HEXCEL CORP NEW	Common Stock	**	2,345,108
	HIBBETT SPORTS INC	Common Stock	**	940,940
	HILTON WORLDWIDE HOLDINGS	Common Stock	**	358,025
	HOLOGIC INC	Common Stock	**	1,074,655
	HOME BANCSHARES INC/CONWAY	Common Stock	**	570,185

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	HOME DEPOT INC	Common Stock	**	1,605,959
	HONEYWELL INTERNATIONAL INC	Common Stock	**	357,257
	HORACE MANN EDUCATORS CORP	Common Stock	**	829,912
	HOUGHTON MIFFLIN HARCOURT	Common Stock	**	629,301
	HUBBELL INC CL B	Common Stock	**	130,680
	HUMANA INC	Common Stock	**	92,898
	HURON CONSULTING GROUP INC	Common Stock	**	379,581
	HYATT HOTELS CORP	Common Stock	**	1,816,963
	HYSTER-YALE MATERIALS	Common Stock	**	365,746
	ICON PLC	American Depository Receipt	**	1,025,404
	ICU MED INC	Common Stock	**	262,613
	IMPAX LABORATORIES INC	Common Stock	**	1,162,021
	INCYTE CORPORATION, INC.	Common Stock	**	45,567
	INFOBLOX INC	Common Stock	**	823,023
	ING US INC	Common Stock	**	1,362,976
	INGERSOLL-RAND PLC	American Depository Receipt	**	123,200
	INSULET CORP	Common Stock	**	602,652
	INTEL CORP	Common Stock	**	261,936
	INTERCONTINENTALEXCHANGE	Common Stock	**	359,872
	INTERNAP NETWORK SERVICES	Common Stock	**	441,424
	INTERNATIONAL BUSINESS MACHS CORP	Common Stock	**	862,822
	INTERNATIONAL GAME TECHNOLOGY	Common Stock	**	2,042,764
	INTERNATIONAL PAPER CO	Common Stock	**	308,889
	INTERNATIONAL RECTIFIER CORP	Common Stock	**	863,021
	INTERPUBLIC GROUP COS INC	Common Stock	**	123,900
	INTERXION HOLDING NV	American Depository Receipt	**	1,028,806
	INTUITIVE SURGICAL INC	Common Stock	**	76,816
	INVESCO LIMITED	American Depository Receipt	**	374,920
	IRON MOUNTAIN INC	Common Stock	**	172,995
	JACOBS ENGR GROUP INC	Common Stock	**	132,279
	JOHNSON & JOHNSON	Common Stock	**	1,675,181
	JOHNSON CONTROLS INC	Common Stock	**	971,776
	JPMORGAN CHASE & CO	Common Stock	**	3,514,063
	JUNIPER NETWORKS INC	Common Stock	**	1,533,564
	KAPSTONE PAPER AND PACKAGING	Common Stock	**	650,769
	KELLOGG CO	Common Stock	**	574,058
	KILROY REALTY CORP	Common Stock	**	447,555
	KIRBY CORP	Common Stock	**	894,044
	KOHLS CORP	Common Stock	**	314,963
	KROGER CO	Common Stock	**	189,744
	L BRANDS INC	Common Stock	**	352,545
	LAM RESEARCH CORP	Common Stock	**	316,355
	LAS VEGAS SANDS CORP	Common Stock	**	1,501,843
	LEAR CORP	Common Stock	**	1,443,695
	LENNAR CORPORATION CLASS	Common Stock	**	130,548
	LIBBEY INC 1 COM & 1 RT	Common Stock	**	169,428

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	LIFE TIME FITNESS INC	Common Stock	**	1,442,900
	LINKEDIN CORP	Common Stock	**	641,166
	LIQUIDITY SVCS INC	Common Stock	**	280,078
	LIVE NATION ENT INC	Common Stock	**	1,805,313
	LOEWS CORP	Common Stock	**	192,960
	LOGMEIN INC	Common Stock	**	1,096,246
	LOWES COS INC	Common Stock	**	317,616
	LULULEMON ATHLETICA INC	Common Stock	**	59,030
	LUMBER LIQUIDATORS HOLDINGS	Common Stock	**	125,011
	LYONDELLBASELL INDU-CL A	American Depository Receipt	**	797,742
	MACY'S INC	Common Stock	**	229,620
	MARKETAXESS HLDGS INC	Common Stock	**	1,803,818
	MARSH & MCLENNAN COS INC	Common Stock	**	735,072
	MARTIN MARIETTA MATLS INC	Common Stock	**	209,874
	MASCO CORP	Common Stock	**	639,427
	MASTEC INC	Common Stock	**	441,000
	MASTERCARD INC	Common Stock	**	2,167,183
	MATTEL INC	Common Stock	**	214,110
	MCDONALDS CORP	Common Stock	**	281,387
	MCGRAW-HILL FINANCIAL INC	Common Stock	**	101,660
	MCKESSON CORP	Common Stock	**	936,927
	MENTOR GRAPHICS CORP	Common Stock	**	654,126
	MERCK & CO INC NEW	Common Stock	**	3,180,077
	METLIFE INC	Common Stock	**	3,314,301
	MICHAEL KORS HOLDINGS LTD	American Depository Receipt	**	706,678
	MICROSOFT CORP	Common Stock	**	4,195,454
	MINERALS TECHNOLOGIES INC	Common Stock	**	358,738
	MKS INSTRS INC	Common Stock	**	539,339
	MONDELEZ INTERNATIONAL INC	Common Stock	**	2,202,226
	MONSANTO CO NEW	Common Stock	**	2,199,065
	MONSTER BEVERAGE CORP	Common Stock	**	189,756
	MORGAN STANLEY	Common Stock	**	1,069,062
	MORNINGSTAR INC	Common Stock	**	1,091,308
	MOTOROLA SOLUTIONS, INC.	Common Stock	**	276,750
	NATIONAL INSTRS CORP	Common Stock	**	824,899
	NATIONAL RETAIL PPTYS INC	Common Stock	**	252,073
	NETFLIX.COM INC	Common Stock	**	441,804
	NEUSTAR INC	Common Stock	**	1,266,444
	NEWMARKET CORP	Common Stock	**	710,069
	NEWMONT MINING CORP	Common Stock	**	85,211
	NEWS CORP/NEW	Common Stock	**	252,280
	NIKE INC CL B	Common Stock	**	1,838,839
	NISOURCE INC	Common Stock	**	269,616
	NOBLE ENERGY INC	Common Stock	**	818,410
	NORTHEAST UTILS	Common Stock	**	144,126
	NORTHERN TRUST CORP	Common Stock	**	451,797
	NORTHWEST PIPE CO	Common Stock	**	387,380

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	NRG ENERGY INC	Common Stock	**	361,872
	NUCOR CORP	Common Stock	**	245,548
	OASIS PETROLEUM INC	Common Stock	**	181,492
	OCCIDENTAL PETE CORP	Common Stock	**	966,216
	OCH-ZIFF CAPITAL MANAGEMENT	Common Stock	**	37,000
	OCWEN FINL CORP NEW	Common Stock	**	255,070
	OMNICELL INC	Common Stock	**	589,411
	ORACLE CORPORATION	Common Stock	**	887,632
	OXFORD INDS INC	Common Stock	**	1,351,222
	PANDORA MEDIA INC	Common Stock	**	1,525,510
	PANERA BREAD COMPANY - CL A	Common Stock	**	106,014
	PATRICK INDUSTRIES INC	Common Stock	**	182,953
	PEPSICO INC	Common Stock	**	1,426,568
	PFIZER INC	Common Stock	**	4,497,280
	PG&E CORP	Common Stock	**	402,800
	PHARMACYCLICS INC	Common Stock	**	370,336
	PHILIP MORRIS INTERNATIONAL	Common Stock	**	1,496,893
	PHILLIPS 66	Common Stock	**	617,426
	PIER I IMPORTS INC	Common Stock	**	328,567
	PINNACLE ENTERTAINMENT INC	Common Stock	**	1,676,043
	PINNACLE FINL PARTNERS INC	Common Stock	**	667,516
	PIONEER NAT RES CO	Common Stock	**	1,500,907
	PNC FINANCIAL SERVICES GROUP	Common Stock	**	2,264,327
	POLYPORE INTERNATIONAL IN	Common Stock	**	1,305,095
	POTASH CORP SASK	American Depository Receipt	**	105,472
	PPG INDUSTRIES INC	Common Stock	**	2,291,282
	PRAXAIR INC	Common Stock	**	451,204
	PRECISION CASTPARTS CORP	Common Stock	**	807,900
	PREMIERE GLOBAL SVCS INC	Common Stock	**	238,511
	PRICELINE COM INC	Common Stock	**	921,783
	PROCTER & GAMBLE CO	Common Stock	**	2,853,258
	PROGRESSIVE CORP OHIO	Common Stock	**	381,780
	PROTO LABS INC	Common Stock	**	1,149,201
	PUBLIC STORAGE INC	Common Stock	**	45,156
	PVH CORP	Common Stock	**	176,826
	QUALCOMM INC	Common Stock	**	1,908,225
	QUANTA SVCS INC	Common Stock	**	183,048
	QUEST DIAGNOSTICS INC	Common Stock	**	58,894
	RANGE RES CORP	Common Stock	**	370,964
	REALPAGE INC	Common Stock	**	514,945
	RED HAT INC	Common Stock	**	952,680
	REGENERON PHARMACEUTICALS	Common Stock	**	670,209
	RESTORATION HARDWARE HOLDINGS	Common Stock	**	778,998
	RLJ LODGING TRUST	Common Stock	**	342,426
	ROPER INDS INC NEW	Common Stock	**	263,492
	ROSS STORES INC	Common Stock	**	412,115
	ROVI CORPORATION	Common Stock	**	849,092

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	ROYAL DUTCH SHELL PLC ADR	American Depository Receipt	**	498,890
	SAFEWAY INC NEW	Common Stock	**	397,354
	SANDISK CORP	Common Stock	**	134,026
	SAREPTA THERAPEUTICS INC	Common Stock	**	126,294
	SCHLUMBERGER LTD	American Depository Receipt	**	3,369,033
	SCHWAB CHARLES CORP NEW	Common Stock	**	1,461,850
	SEMTECH CORP	Common Stock	**	931,340
	SENSIENT TECHNOLOGIES CORP	Common Stock	**	507,471
	SERVICENOW INC	Common Stock	**	282,514
	SERVICESOURCE INTERNATION	Common Stock	**	283,454
	SHERWIN WILLIAMS CO	Common Stock	**	311,950
	SHUTTERFLY INC	Common Stock	**	288,620
	SIEMENS AG - ADR	American Depository Receipt	**	734,934
	SILGAN HLDGS INC	Common Stock	**	355,684
	SIMON PROPERTY GROUP INC	Common Stock	**	663,874
	SIRIUS XM HOLDINGS INC	Common Stock	**	317,590
	SL GREEN REALTY CORP	Common Stock	**	64,666
	SLM CORP	Common Stock	**	617,580
	SMITH & WESSON HLDG CORP	Common Stock	**	528,862
	SONIC CORP	Common Stock	**	604,569
	SOUTHWESTERN ENERGY CO	Common Stock	**	1,062,343
	SPECTRA ENERGY CORP	Common Stock	**	334,828
	SPIRIT RLTY CAP INC NEW	Common Stock	**	362,000
	SPLUNK INC	Common Stock	**	289,787
	ST JUDE MED INC	Common Stock	**	712,425
	STAG INDUSTRIAL INC	Common Stock	**	497,638
	STANDEX INTL CORP	Common Stock	**	363,195
	STANLEY BLACK & DECKER,INC	Common Stock	**	137,173
	STARBUCKS CORP	Common Stock	**	1,781,021
	STARWOOD HOTELS & RESORTS	Common Stock	**	349,580
	STATE STREET CORP	Common Stock	**	770,595
	STERICYCLE INC	Common Stock	**	243,957
	STIFEL FINANCIAL CORP	Common Stock	**	1,239,930
	STRATASYS LTD	American Depository Receipt	**	2,033,970
	STRYKER CORP	Common Stock	**	390,728
	SUNCOR ENERGY INC NEW F	American Depository Receipt	**	1,198,079
	SUPERIOR ENERGY SERVICES	Common Stock	**	1,540,320
	SYMETRA FINANCIAL CORP	Common Stock	**	1,002,927
	SYNERGY RESOURCES CORP	Common Stock	**	256,354
	TALISMAN ENERGY INC	American Depository Receipt	**	174,750
	TARGET CORP	Common Stock	**	316,350
	TD AMERITRADE HLDG CORP	Common Stock	**	214,480
	TECHNE CORP	Common Stock	**	970,367
	TECO ENERGY INC	Common Stock	**	98,268
	TELEFLEX INC	Common Stock	**	521,580
	TEREX CORP NEW	Common Stock	**	1,188,191
	TETRA TECHNOLOGIES INC	Common Stock	**	333,436

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	TEXTRON INC	Common Stock	**	238,940
	THE GREENBRIER COMPANIES,	Common Stock	**	883,593
	THERMO FISHER SCIENTIFIC	Common Stock	**	556,750
	THOMSON REUTERS PLC	American Depository Receipt	**	1,271,244
	TIFFANY & CO NEW	Common Stock	**	83,502
	TIM HORTONS INC	American Depository Receipt	**	157,626
	TIME WARNER CABLE INC	Common Stock	**	298,507
	TIME WARNER INC	Common Stock	**	124,729
	TOYOTA MOTOR CORPORATION	American Depository Receipt	**	1,400,129
	TRIMBLE NAV LTD	Common Stock	**	187,380
	TRW AUTOMOTIVE HLDGS CORP	Common Stock	**	185,975
	TUMI HOLDINGS INC	Common Stock	**	892,980
	TWENTY FIRST CENTURY FOX	Common Stock	**	1,771,067
	TWITTER INC	Common Stock	**	165,490
	TYCO INTERNATIONAL LTD NE	American Depository Receipt	**	451,440
	UIL HOLDINGS	Common Stock	**	289,385
	ULTIMATE SOFTWARE GROUP INC	Common Stock	**	1,137,658
	UNIFIRST CORP MASS	Common Stock	**	422,757
	UNION FIRST MARKET BANKSHARE	Common Stock	**	528,825
	UNION PACIFIC CORP	Common Stock	**	349,440
	UNITED CONTINENTAL HOLDINGS	Common Stock	**	412,347
	UNITED PARCEL SERVICE-CL B	Common Stock	**	493,876
	UNITED TECHNOLOGIES CORP	Common Stock	**	2,756,350
	UNITEDHEALTH GROUP INC	Common Stock	**	832,818
	UNIVERSAL HEALTH SVCS INC	Common Stock	**	1,373,863
	US BANCORP DEL NEW	Common Stock	**	941,320
	VALEANT PHARMACEUTICALS	American Depository Receipt	**	924,995
	VALERO ENERGY CORP	Common Stock	**	430,920
	VERA BRADLEY INC	Common Stock	**	643,671
	VERISIGN INC	Common Stock	**	191,296
	VERIZON COMMUNICATIONS	Common Stock	**	1,282,554
	VERTEX PHARMACEUTICALS INC	Common Stock	**	1,094,067
	VIACOM INC NEW	Common Stock	**	983,885
	VISA INC-CLASS A SHRS	Common Stock	**	2,381,340
	VITAMIN SHOPPE INC	Common Stock	**	1,079,207
	VIVENDI SA-UNSPON ADR	American Depository Receipt	**	1,857,566
	VORNADO REALTY TRUST	Common Stock	**	346,281
	VULCAN MATERIALS COMPANY	Common Stock	**	184,202
	WABTEC CORP	Common Stock	**	1,107,737
	WADDELL & REED FINANCIAL	Common Stock	**	970,288
	WAGEWORKS INC	Common Stock	**	23,657
	WAL MART STORES INC	Common Stock	**	2,554,513
	WALT DISNEY CO	Common Stock	**	728,856
	WELLPOINT INC	Common Stock	**	461,950
	WELLS FARGO & CO	Common Stock	**	3,506,832
	WENDY'S CO/THE	Common Stock	**	1,536,246

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	WESTERN ALLIANCE BANCORPORATION	Common Stock	**	835,172
	WEYERHAEUSER CO	Common Stock	**	200,343
	WHIRLPOOL CORP	Common Stock	**	452,227
	WHOLE FOODS MKT INC	Common Stock	**	375,895
	WINTRUST FINL CORP	Common Stock	**	552,656
	WISDOMTREE INVESTMENTS INC	Common Stock	**	383,510
	WORKDAY INC	Common Stock	**	307,692
	WPX ENERGY INC	Common Stock	**	115,473
	XILINX INC	Common Stock	**	1,279,102
	XL GROUP PLC	American Depository Receipt	**	832,075
	YELP INC	Common Stock	**	327,030
	BLACKROCK EQUITY INDEX NL	Common Collective Trust	**	52,893,858
	BLACKROCK GLB IN/ACWI EX-	Common Collective Trust	**	77,785,256
	BLACKROCK GLB IN/US DEBT	Common Collective Trust	**	57,227,768
	BLACKROCK GLB IN/US TIPS	Common Collective Trust	**	8,081,661
	BLACKROCK RUSSELL 2000 IN	Common Collective Trust	**	30,284,845
	INTECH LARGE CAP GROWTH F	Common Collective Trust	**	43,341,898
	JPMCB INTERNATIONAL BOND	Common Collective Trust	**	713,102
	JPMCB MORTGAGE PRIVATE PL	Common Collective Trust	**	4,256,527
	JPMCB PUBLIC BONDS FUND	Common Collective Trust	**	42,856,441
	JPMCB SMARTINDEX FUND	Common Collective Trust	**	126,950,184
	JPMCB SMARTRET 2015 C10 C	Common Collective Trust	**	59,100,965
	JPMCB SMARTRET 2020 C10 C	Common Collective Trust	**	99,775,571
	JPMCB SMARTRET 2025 C10 C	Common Collective Trust	**	54,783,682
	JPMCB SMARTRET 2030 C10 C	Common Collective Trust	**	64,545,588
	JPMCB SMARTRET 2035 C10 C	Common Collective Trust	**	27,910,997
	JPMCB SMARTRET 2040 C10 C	Common Collective Trust	**	20,607,259
	JPMCB SMARTRET 2045 C10 C	Common Collective Trust	**	14,569,685
	JPMCB SMARTRET 2050 C10 C	Common Collective Trust	**	11,175,623
	JPMCB SMARTRET INCOME C10	Common Collective Trust	**	57,662,924
	AMERICAN NEW PERSPECT CL	Registered Investment Company	**	102,470,665
	DODGE & COX INT'L STOCK F	Registered Investment Company	**	22,403,729
	EATON VANCE LARGE-CAP VAL	Registered Investment Company	**	69,452,691
	ISHARES RUSSELL 2000 VALUE	Registered Investment Company	**	1,910,201
	JPMORGAN U.S. L/C CORE PL	Registered Investment Company	**	23,105,158
	PYRAMID SHORT MANAGED MATURING FUND	Common Collective Trust	**	138,239,850
	PYRAMID INTERMEDIATE MANAGED MATURING FUND	Common Collective Trust	**	99,495,523
	PYRAMID INTERMEDIATE FIXED INCOME FUND	Common Collective Trust	**	233,839,749
	MONUMENTAL LIFE INSURANCE CONTRACT #MDA01162TR	Insurance Company General Account 3.24% Traditional Guaranteed Investment Contract	**	117,495
	MONUMENTAL LIFE INSURANCE CONTRACT #MDA01234TR	Insurance Company General Account 2.01% Traditional Guaranteed Investment Contract	**	49,293
	EXELIS BROKERAGE WINDOW	Other	**	11,973,738
*	EXELIS INC	Common Stock	**	116,369,115

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	GNR 2009-103 PD	Collateralized Mortgage Obligation - 4.50 March 20, 2038	**	199,525
	GNR 2010-73 CA	Collateralized Mortgage Obligation - 4.50 August 20, 2035	**	245,612
	GNR 2010-68 WA	Collateralized Mortgage Obligation - 3.00 December 16, 2039	**	275,783
	GNR 2010-116 HB	Collateralized Mortgage Obligation - 4.00 September 20, 2040	**	689,577
	GNR 2011-52 LV	Collateralized Mortgage Obligation - 4.00 July 20, 2034	**	412,987
	FHR 3751 MC	Collateralized Mortgage Obligation - 4.00 July 15, 2037	**	629,198
	FHR 3963 JM	Collateralized Mortgage Obligation - 3.50 January 15, 2040	**	697,662
	FHR 3896 PA	Collateralized Mortgage Obligation - 4.00 March 15, 2040	**	180,980
	FNW 2003-W6 1A41	Collateralized Mortgage Obligation - 5.40 October 25, 2042	**	146,572
	MSC 2006-IQ12 A4	Commercial Mortgage Backed Security - 5.33 December 15, 2043	**	810,914
	COMM 2012-CR3 A3	Commercial Mortgage Backed Security - 2.82 October 15, 2045	**	386,355
	COMM 2013-CR11 A4	Commercial Mortgage Backed Security - 4.26 October 10, 2046	**	448,479
	MSBAM 2012-C6 A4	Commercial Mortgage Backed Security - 2.86 November 15, 2045	**	292,247
	MSBAM 2013-C8 A4	Commercial Mortgage Backed Security - 3.13 December 15, 2048	**	378,148
	CGCMT 2005-C3 A4	Commercial Mortgage Backed Security - 4.86 May 15, 2043	**	373,822
	MLMT 2006-C1 A4	Commercial Mortgage Backed Security - 5.66 May 12, 2039	**	485,456
	CSMC 2006-C1 A4	Commercial Mortgage Backed Security - 5.47 February 15, 2039	**	979,169
	BSCMS 2006-PW12 A4	Commercial Mortgage Backed Security - 5.71 September 11, 2038	**	900,246
	WBCMT 2005-C18 A4	Commercial Mortgage Backed Security - 4.93 April 15, 2042	**	239,549
	GCCFC 2005-GG3 A4	Commercial Mortgage Backed Security - 4.80 August 10, 2042	**	643,736
	GSMS 2006-GG8 A4	Commercial Mortgage Backed Security - 5.56 November 10, 2039	**	1,079,093
	WBCMT 2006-C25 A5	Commercial Mortgage Backed Security - 5.72 May 15, 2043	**	603,975
	WBCMT 2006-C25 A4	Commercial Mortgage Backed Security - 5.72 May 15, 2043	**	254,674
	JPMCC 2005-LDP2 ASB	Commercial Mortgage Backed Security - 4.66 July 15, 2042	**	156,753
	MSC 2006-HQ10 A4	Commercial Mortgage Backed Security - 5.33 November 12, 2041	**	378,019
	WBCMT 2006-C23 A4	Commercial Mortgage Backed Security - 5.42 January 15, 2045	**	593,689
	BACM 2006-2 A4	Commercial Mortgage Backed Security - 5.73 May 10, 2045	**	1,314,515

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	WBCMT 2005-C21 A4	Commercial Mortgage Backed Security - 5.24 October 15, 2044	**	771,539
	LBUBS 2006-C6 A4	Commercial Mortgage Backed Security - 5.37 September 15. 2039	**	1,241,444
	LBUBS 2005-C3 A5	Commercial Mortgage Backed Security - 4.74 July 15, 2030	**	178,968
	MLMT 2005-CIP1 A4	Commercial Mortgage Backed Security - 5.05 July 12, 2038	**	180,095
	BSCMS 2006-PW14 A4	Commercial Mortgage Backed Security - 5.20 December 11, 2038	**	422,218
	COMET 2013-A2 A2	Asset Backed Security - Card - .34 February 15, 2019	**	1,647,890
	CCCIT 2013-A11 A11	Asset Backed Security - Card - .40 February 7, 2018	**	1,135,609
	FORDF 2012-4 A1	Asset Backed Security - Home Equity - .74 September 15, 2016	**	1,817,860
	DCENT 2013-A3 A3	Asset Backed Security - Card - .34 October 15, 2018	**	1,497,776
	UNITED STATES DOLLAR DOLLARS	Cash	**	4,634,371
	BNP PARIBAS	Corporate Bond 2.40 December 12, 2018	**	415,790
	ENTERPRISE PRODUCTS OPER	Corporate Bond 3.70 June 1, 2015	**	433,347
	ENTERGY ARKANSAS INC	Corporate Bond 3.75 February 15, 2021	**	196,789
	FIFTH THIRD BANCORP	Corporate Bond 4.30 January 16, 2024	**	147,651
	ENERGY TRANSFER PARTNERS	Corporate Bond 3.60 February 1, 2023	**	169,387
	FORD MOTOR CREDIT CO LLC	Corporate Bond 2.75 May 15, 2015	**	313,954
	FORD MOTOR CREDIT CO LLC	Corporate Bond 3.00 June 12, 2017	**	426,770
	EATON CORP	Corporate Bond 1.50 November 2, 2017	**	319,407
	DUKE ENERGY CORP	Corporate Bond 3.05 August 15, 2022	**	248,034
	FORD MOTOR CREDIT CO LLC	Corporate Bond 4.25 September 20, 2022	**	228,717
	ORANGE SA	Corporate Bond 4.12 September 14, 2021	**	481,597
	BPCE SA	Corporate Bond 5.70 October 22, 2023	**	301,944
	CITIGROUP INC	Corporate Bond 6.38 August 12, 2014	**	126,988
	DOMINION RESOURCES INC	Corporate Bond 4.45 March 15, 2021	**	123,434
	BANCO BTG PACTUAL/CAYMAN	Corporate Bond 4.00 January 16, 2020	**	462,583
	BP CAPITAL MARKETS PLC	Corporate Bond 3.24 May 6, 2022	**	467,625
	CITIGROUP INC	Corporate Bond .50 June 9, 2016	**	413,313
	DOMINION RESOURCES INC	Corporate Bond 5.20 August 15, 2019	**	199,482
	CENOVUS ENERGY INC	Corporate Bond 3.00 August 15, 2022	**	265,740
	ANADARKO PETROLEUM CORP	Corporate Bond 6.38 September 15, 2017	**	105,016
	AMERICAN TOWER CORP	Corporate Bond 3.50 January 31, 2023	**	148,228
	AMERICAN INTL GROUP	Corporate Bond 4.88 June 1, 2022	**	194,199
	AMERICAN INTL GROUP	Corporate Bond 6.40 December 15, 2020	**	165,859
	AMERICA MOVIL SAB DE CV	Corporate Bond 3.12 July 16, 2022	**	196,804
	GENERAL ELEC CAP CORP	Corporate Bond 4.38 September 16, 2020	**	844,343
	GENERAL ELEC CAP CORP	Corporate Bond 1.62 April 2, 2018	**	248,350
	GLAXOSMITHKLINE CAPITAL	Corporate Bond 2.85 May 8, 2022	**	449,987
	BPCE SA	Corporate Bond 2.50 December 10, 2018	**	249,026
	BANK OF AMERICA CORP	Corporate Bond 2.60 January 15, 2019	**	403,759
	DDR CORP	Corporate Bond 3.50 January 15, 2021	**	263,723
	DNB BANK ASA	Corporate Bond 3.20 April 3, 2017	**	352,846

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	DAIMLER FINANCE NA LLC	Corporate Bond 1.02 April 10, 2014	**	843,487
	CITIGROUP INC	Corporate Bond 3.88 October 25, 2023	**	183,180
	CITIGROUP INC	Corporate Bond 2.50 September 26, 2018	**	338,901
	CITIGROUP INC	Corporate Bond 1.75 May 1, 2018	**	251,484
	CITIGROUP INC	Corporate Bond 3.38 March 1, 2023	**	149,074
	CITIGROUP INC	Corporate Bond 5.50 October 15, 2014	**	57,682
	DIRECTV HOLDINGS/FING	Corporate Bond 3.80 March 15, 2022	**	519,926
	DISCOVER BANK	Corporate Bond 2.00 February 21, 2018	**	346,285
	GOLDMAN SACHS GROUP INC	Corporate Bond 3.30 May 3, 2015	**	284,802
	DISCOVER BANK	Corporate Bond 4.20 August 8, 2023	**	251,370
	BALTIMORE GAS & ELECTRIC	Corporate Bond 2.80 August 15, 2022	**	230,656
	BANK OF NOVA SCOTIA	Corporate Bond 2.05 October 30, 2018	**	417,517
	ENTERPRISE PRODUCTS OPER	Corporate Bond 3.35 March 15, 2023	**	287,933
	AT&T INC	Corporate Bond 2.62 December 1, 2022	**	171,845
	BANK OF AMERICA CORP	Corporate Bond 3.30 January 11, 2023	**	129,850
	BANK OF AMERICA CORP	Corporate Bond 2.00 January 11, 2018	**	186,419
	BANK OF AMERICA CORP	Corporate Bond 3.88 March 22, 2017	**	873,159
	AT&T INC	Corporate Bond 2.38 November 27, 2018	**	300,930
	ABU DHABI NATIONAL ENERG	Corporate Bond 3.62 January 12, 2023	**	348,546
	AETNA INC	Corporate Bond 2.75 November 15, 2022	**	374,489
	EXPRESS SCRIPTS HOLDING	Corporate Bond 4.75 November 15, 2021	**	297,565
	BANK OF AMERICA CORP	Corporate Bond 3.75 July 12, 2016	**	167,512
	BANK OF AMERICA CORP	Corporate Bond 3.62 March 17, 2016	**	329,387
	BANK OF AMERICA CORP	Corporate Bond 4.50 April 1, 2015	**	290,792
	DCP MIDSTREAM OPERATING	Corporate Bond 3.88 March 15, 2023	**	186,455
	BARCLAYS BANK PLC	Corporate Bond 2.75 February 23, 2015	**	294,225
	GOLDMAN SACHS GROUP INC	Corporate Bond 2.38 January 22, 2018	**	471,645
	TELEFONICA EMISIONES SAU	Corporate Bond 4.57 April 27, 2023	**	273,408
	SWEDBANK AB	Corporate Bond 2.12 September 29, 2017	**	387,208
	SVENSKA HANDELSBANKEN AB	Corporate Bond 4.88 June 10, 2014	**	588,003
	STATE STREET CORP	Corporate Bond 3.70 November 20, 2023	**	214,238
	SPECTRA ENERGY PARTNERS	Corporate Bond 2.95 September 25, 2018	**	56,182
	SOCIETE GENERALE	Corporate Bond 2.62 October 1, 2018	**	324,906
	PLAINS ALL AMER PIPELINE	Corporate Bond 3.85 October 15, 2023	**	188,109
	XCEL ENERGY INC	Corporate Bond 4.70 May 15, 2020	**	259,318
	TOTAL CAPITAL SA	Corporate Bond 4.12 January 28, 2021	**	344,079
	XSTRATA FINANCE CANADA	Corporate Bond 4.25 October 25, 2022	**	173,029
	SHELL INTERNATIONAL FIN	Corporate Bond 2.00 November 15, 2018	**	180,574
	SHELL INTERNATIONAL FIN	Corporate Bond 1.12 August 21, 2017	**	188,154
	SHELL INTERNATIONAL FIN	Corporate Bond 3.10 June 28, 2015	**	207,608
	SEMPRA ENERGY	Corporate Bond 2.88 October 1 ,2022	**	176,303
	BURLINGTN NORTH SANTA FE	Corporate Bond 3.05 September 1, 2022	**	232,201
	GOLDMAN SACHS GROUP INC	Corporate Bond 3.62 January 22, 2023	**	226,404
	WELLS FARGO & COMPANY	Corporate Bond 3.45 February 13, 2023	**	71,900
	BURLINGTN NORTH SANTA FE	Corporate Bond 4.10 June 1, 2021	**	381,357
	BOSTON PROPERTIES LP	Corporate Bond 3.12 September 1, 2023	**	110,857
	VENTAS REALTY LP/CAP CRP	Corporate Bond 4.25 March 1, 2022	**	244,910

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	VERIZON COMMUNICATIONS	Corporate Bond 2.45 November 1, 2022	**	186,759
	VERIZON COMMUNICATIONS	Corporate Bond 2.50 September 15, 2016	**	208,238
	VERIZON COMMUNICATIONS	Corporate Bond 4.50 September 15, 2020	**	677,151
	TEVA PHARMACEUT FIN BV	Corporate Bond 2.95 December 18, 2022	**	199,416
	WELLS FARGO & COMPANY	Corporate Bond 3.68 June 15, 2016	**	709,875
	THERMO FISHER SCIENTIFIC	Corporate Bond 2.40 February 1, 2019	**	143,844
	CIGNA CORP	Corporate Bond 4.00 February 15, 2022	**	237,585
	CVS CAREMARK CORP	Corporate Bond 4.12 May 15, 2021	**	421,946
	CVS CAREMARK CORP	Corporate Bond 2.25 December 5, 2018	**	320,427
	CATERPILLAR FINANCIAL SE	Corporate Bond 2.62 March 1, 2023	**	114,674
	CATERPILLAR FINANCIAL SE	Corporate Bond 2.45 September 6, 2018	**	280,969
	TRANSOCEAN INC	Corporate Bond 6.38 December 15, 2021	**	5,633
	PHILIP MORRIS INTL INC	Corporate Bond 1.88 January 15, 2019	**	979,805
	WACHOVIA BANK NA	Corporate Bond .62 November 3, 2014	**	465,257
	ING US INC	Corporate Bond 2.90 February 15, 2018	**	351,472
	SABMILLER HOLDINGS INC	Corporate Bond 2.45 January 15, 2017	**	315,761
	MACYS RETAIL HLDGS INC	Corporate Bond 2.88 February 15, 2023	**	402,989
	LOCKHEED MARTIN CORP	Corporate Bond 2.12 September 15, 2016	**	170,320
	LIBERTY PROPERTY LP	Corporate Bond 3.38 June 15, 2023	**	91,163
	KROGER CO/THE	Corporate Bond 2.30 January 15, 2019	**	283,716
	KRAFT FOODS GROUP INC	Corporate Bond 3.50 June 6, 2022	**	420,121
	MICROSOFT CORP	Corporate Bond 3.62 December 15, 2023	**	416,693
	KINDER MORGAN ENER PART	Corporate Bond 3.95 September 1, 2022	**	276,535
	MIDAMERICAN ENERGY CO	Corporate Bond 5.95 July 15, 2017	**	140,993
	HOME DEPOT INC	Corporate Bond 2.25 September 10, 2018	**	163,311
	HSBC USA INC	Corporate Bond 2.38 February 13, 2015	**	540,472
	HSBC HOLDINGS PLC	Corporate Bond 4.00 March 30, 2022	**	249,110
	HCP INC	Corporate Bond 5.38 February 1, 2021	**	222,195
	BERKSHIRE HATHAWAY FIN	Corporate Bond 3.00 May 15, 2022	**	72,187
	GOLDMAN SACHS GROUP INC	Corporate Bond 2.90 July 19, 2018	**	427,750
	ALTRIA GROUP INC	Corporate Bond 2.85 August 9, 2022	**	424,043
	KRAFT FOODS GROUP INC	Corporate Bond 1.62 June 4, 2015	**	212,923
	ONEOK PARTNERS LP	Corporate Bond 5.00 September 15, 2023	**	226,516
	PETROLEOS MEXICANOS	Corporate Bond 5.50 January 21, 2021	**	821,583
	PETROBRAS INTL FIN CO	Corporate Bond 5.75 January 20, 2020	**	184,565
	PERRIGO CO PLC	Corporate Bond 4.00 November 15, 2023	**	350,379
	PPL WEM HOLDINGS LTD	Corporate Bond 5.38 May 1, 2021	**	246,618
	PPL CAPITAL FUNDING INC	Corporate Bond 3.50 December 1, 2022	**	71,049
	MCKESSON CORP	Corporate Bond 2.70 December 15, 2022	**	147,072
	ORACLE CORP	Corporate Bond 2.50 October 15, 2022	**	469,819
	SKANDINAVISKA ENSKILDA	Corporate Bond 1.75 March 19, 2018	**	315,067
	NORDEA BANK AB	Corporate Bond 1.62 May 15, 2018	**	328,021
	NISOURCE FINANCE CORP	Corporate Bond 3.85 February 15, 2023	**	29,304
	NISOURCE FINANCE CORP	Corporate Bond 4.45 December 1, 2021	**	218,645
	MORGAN STANLEY	Corporate Bond 3.75 February 25, 2023	**	547,335
	MORGAN STANLEY	Corporate Bond 5.45 January 9, 2017	**	90,803
	MORGAN STANLEY	Corporate Bond 2.12 April 25, 2018	**	308,534

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	MIDAMERICAN ENERGY HLDGS	Corporate Bond 3.75 November 15, 2023	**	323,669
	PNC BANK NA	Corporate Bond 2.70 November 1, 2022	**	241,406
	GOVT OF BERMUDA	Government of Bermuda 4.85 February 6, 2024	**	317,051
	FREDDIE MAC	Federal Home Loan Mortgage Corporation 1.38 May 1, 2020	**	2,133,359
	FARMER MAC GTD TR 07-1	Federal Agricultural Mortgage Corporation 5.12 April 19, 2017	**	1,369,169
	FN AQ4576	Federal National Mortgage Association 30yr 3.50 December 1, 2042	**	36,365
	G2SF 3.5 1/14	Government National Mortgage Association II 30yr 3.50 January 1, 2044	**	151,318
	G2SF 4 1/14	Government National Mortgage Association II 30yr 4.00 January 1, 2044	**	187,151
	GNSF 4 1/14	Government National Mortgage Association 30yr 4.00 January 1, 2044	**	1,215,749
	GNSF 3.5 1/14	Government National Mortgage Association 30yr 3.50 January 1, 2044	**	876,831
	FNCL 5.5 1/14	Federal National Mortgage Association 30yr 5.50 January 1, 2044	**	384,986
	G2SF 4.5 1/14	Government National Mortgage Association II 30yr 4.50 January 1, 2044	**	32,074
	FNCI 3 1/14	Federal National Mortgage Association 15yr 3.00 January 1, 2029	**	561,279
	FNCL 3 1/14	Federal National Mortgage Association 30yr 3.00 January 1, 2044	**	1,851,129
	FNCI 3.5 1/14	Federal National Mortgage Association 15yr 3.50 January 1, 2029	**	554,243
	FNCL 3.5 1/14	Federal National Mortgage Association 30yr 3.50 January 1, 2044	**	983,426
	FNCI 4 1/14	Federal National Mortgage Association 15yr 4.00 January 1, 2029	**	63,577
	FNCL 4 1/14	Federal National Mortgage Association 30yr 4.00 January 1, 2044	**	20,588
	FNCL 4.5 1/14	Federal National Mortgage Association 30yr 4.50 January 1, 2044	**	2,272,778
	FNCI 5 1/14	Federal National Mortgage Association 15yr 5.00 January 1, 2029	**	255,488
	FNCL 5 1/14	Federal National Mortgage Association 30yr 5.00 January 1, 2044	**	553,868
	FN 889568	Federal National Mortgage Association 15yr 5.50 March 1, 2020	**	395,160
	FN AL1719	Federal National Mortgage Association 15yr 3.00 May 1, 2027	**	137,917
	FN AL1064	Federal National Mortgage Association 30yr 6.50 October 1, 2039	**	199,154
	FN AL2922	Federal National Mortgage Association 30yr 4.00 December 1, 2042	**	525,865
	FN AO1202	Federal National Mortgage Association 15yr 3.00 June 1, 2027	**	157,070
	GNSF 5 1/14	Government National Mortgage Association 30yr 5.00 January 1, 2044	**	444,386
	FN AP4392	Federal National Mortgage Association 30yr 3.50 August 1, 2042	**	57,137

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	FN AP4093	Federal National Mortgage Association 30yr 3.50 September 1, 2042	**	102,591
	FN AQ7004	Federal National Mortgage Association 30yr 3.50 December 1, 2042	**	219,608
	FN AQ7046	Federal National Mortgage Association 30yr 3.50 December 1, 2042	**	47,726
	FN AR9198	Federal National Mortgage Association 30yr 3.00 March 1, 2043	**	980,774
	FN AT3071	Federal National Mortgage Association 30yr 4.00 April 1, 2043	**	118,808
	FN AK8296	Federal National Mortgage Association 30yr 3.50 September 1, 2042	**	86,308
	FN 745327	Federal National Mortgage Association 30yr 6.00 March 1, 2036	**	247,440
	FN AO7844	Federal National Mortgage Association 30yr 3.50 August 1, 2042	**	74,518
	FN 984281	Federal National Mortgage Association 30yr 6.00 May 1, 2038	**	406,837
	FN AB4051	Federal National Mortgage Association 30yr 4.00 December 1, 2041	**	839,884
	FN AB6396	Federal National Mortgage Association 30yr 3.00 October 1, 2042	**	2,942,461
	FN AB9673	Federal National Mortgage Association 30yr 3.50 June 1, 2043	**	791,006
	FN AC6082	Federal National Mortgage Association 15yr 4.50 November 1, 2024	**	213,465
	FN AD0249	Federal National Mortgage Association 30yr 5.50 April 1, 2037	**	350,028
	G2 MA1157	Government National Mortgage Association II 30yr 3.50 July 20, 2043	**	1,191,733
	G2 4559	Government National Mortgage Association II 30yr 5.00 October 20, 2039	**	315,683
	G2 4679	Government National Mortgage Association II 30yr 5.00 April 20, 2040	**	344,358
	G2 4833	Government National Mortgage Association II 30yr 4.00 October 20, 2040	**	151,525
	G2 4834	Government National Mortgage Association II 30yr 4.50 October 20, 2040	**	865,371
	GN 713334	Government National Mortgage Association 30yr 4.50 May 15, 2039	**	138,787
	FN 735141	Federal National Mortgage Association 30yr 5.50 January 1, 2035	**	1,238,720
	FG J10982	Federal Home Loan Mortgage Corporation 15yr 4.50 October 1, 2024	**	347,790
	FGLMC 3.5 1/14	Federal Home Loan Mortgage Corporation Gold 30yr 3.50 January 1, 2044	**	635,000
	FGLMC 4 1/14	Federal Home Loan Mortgage Corporation Gold 30yr 4.00 January,1, 2044	**	1,068,031
	FGLMC 4.5 1/14	Federal Home Loan Mortgage Corporation Gold 30yr 4.50 January 1, 2044	**	962,858
	FGLMC 5 1/14	Federal Home Loan Mortgage Corporation Gold 30yr 5.00 January 1, 2044	**	722,553
	FH 1B3170	Federal Home Loan Mortgage Corporation 7 year hybrid ARM 2.55 November 1, 2036	**	172,078

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	FN AP7417	Federal National Mortgage Association 30yr 3.50 October 1, 2042	**	85,562
	FH 1J1749	Federal Home Loan Mortgage Corporation 7 year hybrid ARM 5.52 June 1, 2037	**	63,420
	FN AK7656	Federal National Mortgage Association 30yr 3.50 March 1, 2042	**	19,423
	FH 1G1999	Federal Home Loan Mortgage Corporation 7 year hybrid ARM 5.37 June 1, 2037	**	1,992
	FH 1G2061	Federal Home Loan Mortgage Corporation 7 year hybrid ARM 5.16 July 1, 2037	**	15,121
	FG E04124	Federal Home Loan Mortgage Corporation 15yr 2.50 December 1, 2027	**	66,254
	FG A29420	Federal Home Loan Mortgage Corporation 30yr 6.00 January 1, 2035	**	47,263
	FG J21351	Federal Home Loan Mortgage Corporation 15yr 2.50 December 1, 2027	**	26,187
	FG Q10532	Federal Home Loan Mortgage Corporation 30yr 3.50 August 1, 2042	**	51,277
	FH 1J0453	Federal Home Loan Mortgage Corporation 7 year hybrid ARM 5.46 June 1, 2037	**	6,124
	FG J23424	Federal Home Loan Mortgage Corporation 15yr 2.50 April 1, 2028	**	1,140,643
	FN AK4520	Federal National Mortgage Association 30yr 4.00 March 1, 2042	**	1,148,578
	FH 782758	Federal Home Loan Mortgage Corporation 7 year hybrid ARM 2.38 November 1, 2036	**	41,875
	FN AK6321	Federal National Mortgage Association 30yr 3.50 March 1, 2042	**	24,233
	FG Q10324	Federal Home Loan Mortgage Corporation 30yr 3.50 August 1, 2042	**	182,495
	FG Q10023	Federal Home Loan Mortgage Corporation 30yr 3.50 August 1, 2042	**	154,699
	FG Q09728	Federal Home Loan Mortgage Corporation 30yr 3.50 July 1, 2042	**	69,488
	FG Q09073	Federal Home Loan Mortgage Corporation 30yr 3.50 May 1, 2042	**	13,197
	FG Q08907	Federal Home Loan Mortgage Corporation 30yr 3.50 June 1, 2042	**	18,963
	FG Q08418	Federal Home Loan Mortgage Corporation 30yr 3.50 May 1, 2042	**	170,704
	FG Q08150	Federal Home Loan Mortgage Corporation 30yr 3.50 May 1, 2042	**	17,113
	FG Q08052	Federal Home Loan Mortgage Corporation 30yr 3.50 May 1, 2042	**	33,358
	FN AI9856	Federal National Mortgage Association 30yr 5.00 September 1, 2041	**	842,449
	US 10YR T NOTE	US Treasury Note Futures 0 .00 March 20, 2014	**	3,835
	US 5YR NOTE (CBT) MAR14	US Treasury Note Futures 0 .00 March 31, 2014	**	281
	US TREASURY N/B	US Treasury .88 September 15, 2016	**	13,110,122
	US TREASURY N/B	US Treasury .62 November 15, 2016	**	2,544,299
	US TREASURY N/B	US Treasury 2.00 September 30, 2020	**	2,800,438
	US TREASURY N/B	US Treasury .25 September 30, 2015	**	999,741
	US TREASURY N/B	US Treasury 1.38 July 31, 2018	**	4,301,063
	US TREASURY N/B	US Treasury .75 December 31, 2017	**	816,490

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	US TREASURY N/B	US Treasury .62 November 30, 2017	**	751,173
	US TREASURY N/B	US Treasury .62 September 30, 2017	**	3,770,256
	US TREASURY N/B	US Treasury 1.50 August 31, 2018	**	6,387,419
	TREASURY BILL	Short Term US Treasury .00 May 1, 2014	**	194,966
	US TREASURY N/B	US Treasury .25 November 30, 2015	**	12,618,597
	TOTAL			2,268,344,321

	NOTES RECEIVABLE FROM MEMBERS	Notes receivable from members with interest rates ranging between 4.25% and 10.50% with various dates of maturity from 2014 through 2029.		19,953,813

*	Party-in-interest to the Plan
**	Cost information is not required for participant directed investments and, therefore, is not included.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-183462 and No. 333-177605 on Forms S-8 of Exelis Inc. of our report dated June 25, 2014, relating to our audits of the financial statements and supplemental schedule of Exelis Salaried Investment and Savings Plan, which appears in this Annual Report on Form 11-K of Exelis Salaried Investment and Savings Plan for the year ended December 31, 2013.

/s/ DELOITTE & TOUCHE LLP
McLean, VA
June 25, 2014